October 28, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Reynolds, Esq.

Re:	Xenomics, Inc. Form SB-2 filed August 1, 2005 File No. 333-127071

Dear Mr. Reynolds:

This letter sets forth the responses of Xenomics, Inc., a Florida corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 2, 2005 concerning the Company’s Registration Statement on Form SB-2 (File No. 333-127071) filed with the Commission on August 1, 2005 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated September 2, 2005. References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to Form SB-2 which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Prospectus Cover Page

1.	Please include only the information required by Item 501 of Regulation S-B. Thus, all of the information relating to private placements should be removed.

We have included only the information required by Item 501 of Regulation S-B on the Prospectus Cover Page.

2.	Please highlight the risk factor cross reference by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

We have highlighted the risk factor cross reference in capital letters on the Prospectus Cover Page.

3.
We note the statement that you do not know “when, how or if the selling stockholders” intend to sell their shares. “How” they intend to sell their shares is set forth in the Plan of Distribution and should therefore be deleted from the cover page.

We have deleted the word ”how” in the statement “….when, how or if the selling stockholders intend to sell their shares…” from the Prospectus Cover Page.

4.	Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as set forth in Item 502(b) of Regulation S-B.

We have included the dealer prospectus delivery obligation set forth in Item 502(b) of Regulation S-B on the outside back cover page of the prospectus as requested.

5.	Please advise how you arrived at the 103,200 shares of common stock to be issued as “in kind dividends”

The 103,107 shares of common stock to be issued as “in kind dividends” was calculated as follows: The Stated Value of the Series A Preferred Stock is $2,771,000. The dividend rate on the Series A Preferred Stock is 4% per annum. The amount to be paid in cash dividends on an annual basis is $110,840. Dividing $110,840 by the conversion rate of $2.15 results in 51,553.48 shares which can be issued as dividends on a yearly basis. We believed it was best to initially register such number of shares of common stock which could be used to pay dividends over a period of two years. Multiplying 51,553.48 by 2 results in 103,107 (rounded) shares of common stock.

Prospectus Summary, page 5

6.	The background and development of the predecessor company should be fully discussed pursuant to Item 101 of Regulation S-B.

On Page 5 of Amendment No. 1 to Form SB-2 we have provided a full description of the background and development of Xenomics, the predecessor company.

7.	Please reconcile the disclosure under “Shares offered by the Selling Stockholders” with the cover page and fee table.

We have modified the disclosure under “Shares offered by the Selling Stockholders” on page 36 of Amendment No. 1 to Form SB-2 so that it is reconciled to the cover page and fee table.

8.	Please provide your website address.

On Page 5 of Amendment No. 1 to Form SB-2 we have provided the Company’s website address, www.xenomics.com.

Risk Factors, page 6

9.
The introductory paragraph suggests that you are incorporating information from other reports. As you know, incorporation by reference is not available on Form SB-2. Please revise the introductory paragraph or delete it.

We have revised the introductory paragraph.

10.
Several of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Xenomics, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. Risk factors 9, 11, 13, 20, 22, 23, 24, 26 and 27 should be revised, deleted or moved to another section of the prospectus as appropriate.

On pages 6 to 13 of Amendment No. 1 to Form SB-2, we have amended several risk factors in order to make them more specific to the Company.

11.	The second paragraph of risk factor two addresses a risk distinct from the subheading. Please provide an appropriate subheading to address the risk of dilution to shareholders.

On page 6 of Amendment No. 1 to Form SB-2, we have modified the second paragraph of risk factor two and added an appropriate subheading.

12.	Clarify in risk factor 12 whether you have filed an application with the FDA.

On page 8 of Amendment No. 1 to Form SB-2, we have added disclosure to the risk factor entitled “If we do not receive regulatory approvals, we will not be able to develop and commercialize the Tr-DNA technology” stating that we have not filed an application with the FDA for any of our proposed products.

Note Regarding Forward-Looking Statements, page 13

13.
We note your statement that “[w]e undertake no obligation to update forward--looking statements.” If new information or certain events arise that would make your current forward-looking statements materially misleading, you would need to update your disclosure as required by federal securities law. As such, please revise your disclosure accordingly.

On page 13 of Amendment No. 1 to Form SB-2, we have modified the disclosure in the Forward-Looking Statements section to state that we do not undertake any obligation to update or revise any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results.

14.
We also note your reference to the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(i)(C) of the Securities Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by companies that issue penny stock. Please either:

•	delete any references to the Private Securities Litigation Reform Act; or
•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

On page 13 of Amendment No. 1 to Form SB-2, we have deleted all references to the Private Securities Litigation Reform Act.

Management’s Discussion and Analysis of Financial Condition or Plan of Operation, page 13

History

15.
Item 101(a) of Regulation S-B requires that you describe the business development of the company for the past 3 years. Such a discussion would include the business history of the company, its subsidiary, and its predecessor(s) as well as the name and the identity of the control persons and promoters of the same and the consideration paid in all merger transactions and share purchase agreements. “Predecessor” is defined in Rule 405 of Regulation C.

On page 13 of Amendment No. 1 to Form SB-2 we have added additional disclosure regarding the history of the company, our predecessor, the identity of control persons and promoters and the consideration paid in all merger transactions.

On page F-5 and F-6 of Amendment No.1 to Form SB-2 we have also revised our Statement of Stockholders Equity to present such information in detail since inception, August 4, 1999.

Please also see our response to comments 42, 43, 44, and 52 below.

16.	Elaborate on the material terms of the Voting Agreement, including the identity of the parties.

On page 14 of Amendment No. 1 to Form SB-2 we have added additional disclosure regarding the Voting Agreement.

17.
We note you granted an option to the former Xenomics Sub shareholders that becomes exercisable in the event you fail to apply at least 50% of the net proceeds you raise during the period ending July 1, 2006. Please quantify what this amount will be or is expected to be. Indicate whether you have any plans, formal or otherwise, to secure such funding. Disclose the material terms of the option, including the exercise price, option price and cure provision.

On page 14 of Amendment No. 1 to Form SB-2 we have added the requested disclosure regarding the option granted to the former Xenomics Sub shareholders.

Plan of Operations

18.
Please allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation over the next 12 months and the time frame and cost for beginning and completing each.

On pages 15-16 of Amendment No. 1 to Form SB-2 we have added disclosure regarding certain development milestones in our plan, their timing and estimated expenditures related to each.

Contractual Obligations and Commitments

19.
Reference is made to Note 5 of the financial statements. It appears that the shares issued in January 2005 and April 2005 carry registration rights which require that the company file a registration statement with the Commission by the 120th day after closing and that failure to do so will result in certain penalties to the company that accrue on a monthly basis. Please disclose this fact and the status of all such penalties.

On Page 17 and page F-26 of Amendment No. 1 to Form SB-2 (Note 6 to our Consolidated Financial Statements as of July 31, 2005) we have added disclosure that the Company was required to file a registration statement by May 28, 2005 and the failure to do so resulted in financial penalties in the amount of $16,304. We have also added disclosure that such registration statement is required to be declared effective by the SEC by October 25, 2005 and the failure to do so would result in financial penalties equal to $34,989 for every 30-day period that the registration was not declared effective by the Securities and Exchange Commission.

Critical Accounting Policies

20.
We note your disclosure that the results of operations for Xenomics are included in the consolidated results of operations only since July 2, 2004, the date of the transaction, along with similar disclosure on page 14 under the caption “Business Combination”. Since the transaction was treated as a recapitalization rather than a business combination, the results of operations should be those of Xenomics since inception. Please revise your disclosures accordingly.

On page 18 and page F-8 of Amendment No. 1 to Form SB-2 we have revised our disclosure and our Financial Statements to clarify our accounting treatment as a recapitalization presenting only the Xenomics Sub results of operations since inception (August 4, 1999) for accounting purposes.

Please also see our response to comment 52 below for revised accounting treatment of founders’ deferred compensation since inception.

21.	Please correct the reference to “this Annual Report on Form 10-KSB.”

On page 18 of Amendment No. 1 to Form SB-2 we have replaced the reference to “this Annual Report on Form 10-KSB” with a reference to this prospectus.

Description of Business, page 17

The Market

22.
Your website discloses that the DNA testing market is growing at 35%-45% per annum. Please disclose this fact in the prospectus and provide substantiating support. Alternatively, delete this claim from your website.

We have deleted the claim from our website.

SpaXen Joint Venture

23.	Please disclose the role of the supervisory board and its level of authority.

On page 21 of Amendment No. 1 to Form SB-2, we have added disclosure regarding the role of the supervisory board and its level of authority.

Intellectual Property

24.	Please elaborate on your patents, including duration. See Item 101(b)(7) of Regulation S-B.

As requested on page 22 of Amendment No. 1 to Form SB-2, we have added additional disclosure regarding our patents and patent applications.

25.	You disclose that you have no foreign patents. Your website indicates you do.

Our first European patent was “allowed” but there is a 9-month public comment period before it issues, therefore we consider it pending approval.  In addition our two Italian national patients have been filed, but are pending approval. We have deleted the disclosure on our website regarding issued foreign patents.

Manufacturing

26.	Please include the information required by Item l01(b)(5) of Regulation S-B regarding raw materials and suppliers.

On page 23 of Amendment No. 1 to Form SB-2 we have added disclosure stating that currently, we do not have any agreements to purchase raw materials from any suppliers.

27.	Please provide the disclosure required under Item 10l(b)(2) of Regulation S-B regarding distribution.

On page 23 of Amendment No. 1 to Form SB-2 we have added disclosure stating that at the present time our proposed products are still in development and we have not yet entered into distribution agreements or developed methods of distribution.

Government Regulation

28.	If applicable, please provide the disclosure required by Item l01(b)(11) of Regulation S-B regarding compliance with environmental laws.

We do not believe that disclosure in Amendment No. 1 to Form SB-2 is required by Item 101(b)(11) of Regulation S-B.

Description of Property

29.	Please file all leases as exhibits.

We have filed both of our leases as exhibits with Amendment No. 1 to Form SB-2.

Directors and Executive Officers, page 24

30.	Please disclose the number of hours per week that Dr. Tomei will contribute to SpaXen.

On page 25 of Amendment No. 1 to Form SB-2 we have disclosed the number of hours per week that Dr. Tomei will contribute to SpaXen.

31.
Please disclose Mr. Cerrone’s affiliation with Panetta Partners and the business of Panetta. In this regard, we note that Panetta purchased 97% of the outstanding shares of Used Kar Parts prior to the share exchange with Xenomics. Also disclose Mr. Cerrone’s relationship with Venus Beauty Supply and Fermavir Pharmaceuticals.

On page 25 of Amendment No. 1 to Form SB-2 we have added additional information concerning Mr. Cerrone’s relationship with Panetta Partners Ltd., Panetta’s status as a principal shareholder, the nature of Panetta’s business, as well as Mr. Cerrone’s recent appointment as chairman of the board of FermaVir Pharmaceuticals, Inc. (formerly Venus Beauty Supply, Inc.).

32.	Please disclose Mr. White’s business activity from December 2002 to September 2004.

On page 25 of Amendment No. 1 to Form SB-2 we have added disclosure regarding Mr. White’s business activity from December 2002 to September 2004.

33.	The disclosure for Dr. Melkonyan indicates that he was “associated” with Xenomics from 1999 until 2004. Please clarify “associated.”

On page 25 of Amendment No. 1 to Form SB-2 we have added disclosure to Dr. Melkonyan’s bio stating that Dr. Melkonyan is a co-founder of Xenomics and from 1999 to 2004 he was a director and Vice President.

Executive Compensation, page 27

34.	Please include the information required by Item 402 of Regulation S-B for the last three completed fiscal years. See Item 402(b) of Regulation S-B.

Prior to the acquisition of Xenomics on July 2, 2004, Xenomics never paid any compensation to its executive officers. This disclosure has been added on page 28 of Amendment No. 1 to Form SB-2.

Please also see our response to comment 52 below regarding unpaid deferred founders compensation contributed to equity.

35.	Please file all employment and consulting agreements as exhibits.

All employment and consulting agreements have been filed as exhibits.

Market for Common Equity and Related Stockholder Matters, page 31

36.	Please provide the full disclosure required by Item 201(a)(ii) of Regulation S-B. We do not understand reference to Fiscal 2006.

On page 32 of Amendment No. 1 To Form SB-2, we have added additional disclosure as required by Item 201(a)(ii) of Regulation S-B. Since our fiscal year end is January 31, 2006 we refer to Fiscal 2006 as the current year.

Security Ownership of Certain Beneficial Owners and Management, page 32

37.
Reference is made to footnote 2. Please identify the control person for Panetta Partners. If the control person is Mr. Cerrone, we do not understand the basis for his disclaimer of beneficial ownership.

On pages 33 and 34 of Amendment No. 1 to Form SB-2 we have amended the lead into the table, and the footnote relating to Mr. Cerrone to indicate that the disclaimer of beneficial ownership relates only to Section 16. We did not mean to imply that Mr. Cerrone disclaims any beneficial ownership under 13(d) by virtue of his exercise of voting and/or dispositive control of the partnership holdings under Section 13(d). This disclaimer as to Section 16 relates to the shares in which Mr. Cerrone does not have a pecuniary interest. Please note that the full “beneficial” ownership, as defined under Section 13(d), has and continues to be reflected in the table, both as to Panetta and Mr. Cerrone.

38.	It is not clear whether the disclosure reflects the voting agreement. Please clarify.

On page 34 of Amendment No. 1 to Form SB-2 we have amended the disclosure to summarize the terms of the voting agreement and its impact on voting with respect to the election of directors.

Selling Stockholders, page 34

39.
Reference is made to the last sentence of the fifth paragraph regarding the number of shares in this offering being automatically increased by the number of shares of common stock issued as in-kind dividends. Please provide us with an analysis as to why these additional shares will not need to be added to this registration statement by amendment.

On page 35 of Amendment No. 1 to Form SB-2 we have modified the fifth paragraph to state that for each selling stockholder listed on the selling stockholder table, the number of shares to be registered and sold includes shares of common stock to be paid as in-kind dividends assuming we pay all of the dividends payable over the next two years in shares of common stock. In addition we have modified the Selling Stockholders table to include shares which could be issued as dividends for those stockholders entitled to dividends.

Certain Relationships and Related Transactions, page 20

40.
Please include the full disclosure regarding transactions with promoter during the past 5 years as required under Item 404(d) of Regulation S-B. See Rule 405 of Regulation C for the definition of “promoter.”

On page 37 of Amendment No. 1 to Form SB-2 we have included a full description regarding transactions with promoters during the past 5 years.

41.
Please indicate whether ‘there are any existing relationships or plans to create relationships between the company and the various entities affiliated with your officers, directors, principal shareholders and promoters. In this regard, we note that several of the entities affiliated with your officers, directors, principal shareholders and promoters are engaged in similar fields. See for example, Callisto Pharmaceuticals and Fermavir Pharmaceutical.

Other than as disclosed in the Security Ownership of Certain Beneficial Owners and Management table, there are no existing relationships or plans to create relationships between the Company and the various entities affiliated with our officers, directors, principal shareholders and promoters.

42.
We note your statement that the principal purpose of redeeming shares held by Panetta was to lower Panetta’s level of share ownership relative to non-affiliates. Based on a Form 8-K filing made on March 11, 2004, it appears to us that the principal purpose of the redemption was to compensate Mr. Cerrone and/or Panetta for the 2,000,000 shares which were purchased in February 2004 for $386,400 and to allow for the July 2004 share exchange with the Xenomics Sub shareholders.

We respectfully draw the Staff’s attention to the following:

➢
The Company reported in its Form 8-K report filed March 11, 2004 that Panetta Partners, Ltd. purchased 2,000,000 pre split shares (the now equivalent of 222,000,000 shares) for $386,400 from Jeanette Karklins.

➢	The Company then reported in its Form 8-K report filed July 19, 2004, relating to the acquisition of Xenomics Sub, among other things not relevant to the Staff’s comment, that it

o	split its outstanding shares 111 for 1

o	redeemed 1,971,734 pre-split shares (the equivalent of 218,862,474 post-split shares) from Panetta Partners Ltd., a principal shareholder, for $500,000 or $0.0023 per share

o	sold 2,645,210 post split, post redemption shares for $2,512,949.50 in a Rule 506 offering

o	issued 2,258,001 post split, post redemption shares in exchange for 100% of the outstanding capital stock of Xenomics, CA.

The following table summarizes the numerical and percentage holdings of the various holders as it occurred and hypothetically if the Company had not redeemed a portion of Panetta’s shares:

	With Redemption		Assuming No Redemption
	Shares	Percent	Shares	Percent
Panetta Partners Ltd.	3,137,526	20.13%	222,000,000	94.69%
Participants in the Private Placement	2,645,210	16.97%	2,645,210	1.13%
Holders of Xenomics, CA	2,258,001	14.48%	2,258,001	0.96%
Other holders	7,548,000	48.42%	7,548,000	3.22%
Total	15,588,737	100.00%	234,451,211	100.00%

As suggested, we have amended the disclosure to set forth the timing, gain on the transactions and the relationships of the various participants in the 2004 acquisition and financing to the redemption, as well as indicated how the above reduction of Panetta’s relative percentage ownership facilitated

43.	Please disclose the $50,000 signing bonus to be paid to Mr. Cerrone and the annual 15% cash bonus.

On page 38 of Amendment No. 1 to Form SB-2 we have disclosed the $50,000 signing bonus paid to Mr. Cerrone and the annual 15% cash bonus.

44.	Supplementally advise as to the relationship between your officers, directors, principal shareholders and promoters and Rivington Technologies.

None of the Company’s officers, directors or principal shareholders have any relationship with Rivington Technologies, except (as disclosed in the Company’s Form 8-K filed March 11, 2004), Rivington loaned Panetta $295,000 of the $384,600 of funds used to purchase 2,000,000 shares of the Company’s stock in February 2004, on a full recourse basis, secured by a pledge of 1,520,000 of such shares. Panetta paid the loan and accrued interest from the proceeds of the redemption in July 2004 and neither the Company nor Panetta is aware of any continuing interest of Rivington in the Company after Rivington released the shares from the pledge. The pledge documentation and secured note were filed as exhibits to the March 11, 2004 Form 8-K and, we respectfully submit that the agreements are no longer material and therefore are not required to be filed or incorporated by reference as exhibits to the Form SB-2.

45.	Concerning the redemption of shares of Panetta Partners Ltd., please add the following:

• The basis of the $500,000 valuation;
• Whether paid in cash;
• The percentage of shares owned by Panetta at the time of the transaction;
• The date of purchase by Panetta and the price(s) paid;
• Dollar amount of gain to Panetta as a result of the transaction;
• The control person(s) of Panetta at the time of the transaction.

Please see our responses to Comment 42 and 44, above.

Description of Securities, page 38

46.	Please disclose whether the common stock has cumulative voting rights.

On page 39 of Amendment No. 1 to Form SB-2 we have disclosed that the common stock does not have cumulative voting rights.

47.	Briefly discuss the “subsequent equity sales” provision of the Series A shares.

On page 39 of Amendment No. 1 to Form SB-2 we have added disclosure regarding the “subsequent equity sales” provision of the Series A shares.

48.
The statement that all of the outstanding shares of common stock are “fully paid and nonassessable” is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel’s consent to be named in this section, or delete it.

On page 39 of Amendment No. 1 to Form SB-2 we have deleted the statement that the outstanding shares of common stock are fully paid and nonassessable.

Where You Can Find More Information, page 42

49.	Please be advised of the Commission’s new address:

100 F Street, NE
Washington, DC 20549

In doing so, please also be advised that the Chicago and New York public reference facilities are no longer operational.

On page 43 of Amendment No. 1 to Form SB-2 we have changed the address of the Commission and deleted the reference to the Chicago and New York public reference facilities.

Financial Statements

50.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Item 310(g) of Regulation S-B.

A currently dated consent has been provided as Exhibit 23.2 to Amendment No. 1 to Form SB-2 and the financial statements have been updated as required by Item 310(g) of Regulation S-B.

Audit Report, page F-2

51.
The audit report refers only to the income statement period ended January 31, 2005, but the financial statements also include information relating to the year ended January 31, 2004, and the period from inception to January 31, 2005. Please discuss with your auditor and ask them to revise the report to reference all periods presented in the financial statements.

The audit report has been modified and now references all periods presented in the financial statements.

Statement of Operations, page F-4

52.
We note that the statement of operations includes virtually no operating expenses for the year ended January 31, 2004. Please explain how this could be the case, if Xenomics maintained operations during this period. We note your disclosures on page 24 that Dr. Tomei and Mr. Umansky co-founded Xenomics in 1998. Please tell us the approximate amount of time that was incurred by these individuals on company business during the year ended January 31, 2004. Note that all costs of doing business should be included in the registrant’s financial statements, including expenses incurred on its behalf by its major shareholders. Where services are performed for the company by its major shareholders at no charge, we believe that the substance of such transactions is the payment of the company’s expenses through a capital contribution by the shareholder. See Staff Accounting Bulletin Topics 1.B.1 and 5.T. Please revise the financial statements accordingly, or tell us why you believe that no revisions are required.

Dr. Tomei and Mr. Umansky contributed 100% of their time to the Company from August 15, 2000 through July 2, 2004 the date of the Exchange Transaction. Payment of their compensation was deferred during this period and waived at the time of the Exchange Transaction. Upon further review we agree that given the guidance of SAB 107, Topic 5, section T. (March 2005) and SFAS 123R, the value of services performed by principal shareholders was in substance an equity contribution and should be recorded as compensation expense.

On page F-6 and F-19 of Amendment No. 1 to Form SB-2, we have revised our financial statements to reflect this expense which totaled $74,404 and $382,500 for the years ended January 31, 2005 and 2004, respectively. On April 12, 2004, $1,655,029 of deferred founders’ compensation liability, which had accumulated since inception, was waived by the founders and converted to additional paid in capital and our financial statements have been revised accordingly.

Statement of Stockholders’ Equity, page F-5

53.	Please revise the statement to include the relevant balances since inception, as required by FAS 7 for development stage companies.

On page F-5 to F-6 and F-18 to F-20 of Amendment No. 1 to Form SB-2 we have revised the Statement of Stockholders’ Equity to include the relevant balances since inception of the Company.

54.
Please explain why the statement of stockholders’ equity reports 13,166,502 shares outstanding as of January 31, 2003. While we would expect 13,166,502 shares to be outstanding after the merger on July 2, 2004, it is not clear why the 10.9 million shares of Used Kar Parts would be reported prior to the merger. Also, we note the recapitalization appears to have resulted in a significant increase to equity for Xenomics, based on the financial statements of Xenomics provided in your 8-K/A filed on September 15, 2004. Please tell us how this could have occurred, as a recapitalization would typically not result in an increase to equity, unless cash or other assets were received in the transaction.

On page F-5 to F-6 and F-18 to F-20 of Amendment No. 1 to Form SB-2 we have revised the Statement of Stockholders’ Equity to exclude Used Kar Parts balances prior to the recapitalization.

Please also see Exhibit 2 “Proforma Balance Sheet” attached to this letter which describes the impact of the recapitalization on the July 1, 2004 Xenomics Sub balance sheet.

Cash Flow Statement, page F-6

55.
Please revise the presentation of the financing activities section of the statement to present repurchases of common stock separately from issuances. Also, disclose cash paid for interest and taxes if none, please indicate this in your disclosure

On page F-7 and F-21 of Amendment No. 1 to Form SB-2 we have revised the presentation of the financing activities section of the Statement of Cash Flows to present repurchases of common stock separately from issuances. In addition, we have indicated that no cash was paid for interest and taxes.

Note 1 - Business Overview, page F-7

56.
Please explain, in detail, how you determined that a charge for purchased in-process development was appropriate, when you state that the transaction was accounted for as a recapitalization. We note that purchased in-process research and development charges typically occur in a transaction accounted for as a business combination as discussed in paragraph 42 of FAS 141. By contrast, in a recapitalization, no goodwill or intangible assets are recorded since no business combination has occurred.

On page F-3 to F-7 and F-16 to F-21 of Amendment No. 1 to Form SB-2 we have revised our financial statements to reflect the reversal of purchased in-process development expense and clarified our footnotes accordingly.

57.
Please tell us why the shares transferred to escrow were recorded at their par value, rather than the fair value of the date of transfer. Also, please clarify whether these shares were outstanding prior to the recapitalization, or were issued as part of the transaction and then transferred to treasury shares. Clarify your disclosure to indicate whether the undisclosed liabilities relate to the company or the former Xenomics shareholders, and when this determination will be made.

On page F-8 of Amendment No. 1 to Form SB-2 we have clarified Footnote 1, disclosing that these shares were issued at the date of the recapitalization. The escrow period was for one year to July 2, 2005 at which time a determination of liability would be made.

The shares transferred to escrow were recorded at their par value because they are not paid into capital until a determination has been made whether or not an escrow liability exists, at which time the number of shares released from escrow would be capitalized at the fair value on that date.

On page F-24 of Amendment No. 1 to Form SB-2 we have clarified in Footnote 4, that on July 2, 2005 a determination was made that no escrow liability existed and the shares of common stock, issued and held in the treasury for one year since the recapitalization on July 2, 2004, were cancelled.

58.
Please provide us with a schedule showing the balance sheet for Xenomics immediately prior to the recapitalization, the adjustments made to the accounts as a result of the recapitalization, and explanations for all adjustments.

Please see Exhibit 2 “Pro-forma Balance Sheet” attached to this letter.

Note 3 - Significant Accounting Policies, page F-8

59.
Please revise your disclosure in Note 3, as well as similar disclosures on page 17, to clearly state that all research and development costs are charged to expense in accordance with FAS 2. We note that your current disclosure incorrectly implies that research and development costs may be capitalized at some point in the future, which there is no basis for under U.S. generally accepted accounting principles.

On page F-9 of Amendment No. 1 to Form SB-2 we have revised our disclosure in Note 3, as well as similar disclosures on page 18, to clearly state that all research and development costs are charged to expense in accordance with FAS 2.

60.	Please revise your disclosure to include your accounting policy for the impairment of long-lived assets in accordance with FAS 144.

On page F-9 of Amendment No. 1 to Form SB-2 we have revised our disclosure in Note 3, to include our accounting policy for the impairment of long-lived assets in accordance with FAS 144.

Note 4 - Property and Equipment, page F-10

61.
We note your disclosure regarding property and equipment. Please tell us whether any property and equipment was recorded in the financial statements or Xenomics prior to the recapitalization, and if so, how the value of this equipment was determined. Your disclosure refers to fair value on the date of acquisition, July 2, 2004, or cost when subsequently acquired and placed into service. Since this transaction should be treated as a recapitalization, the assets and liabilities of the two companies would be combined at book value.

Prior to the recapitalization, Xenomics had no property and equipment. On page F-11 of Amendment No. 1 to Form SB-2 we have clarified the disclosure.

Note 5 - Stockholders’ Equity, page F-10

62.
We note your disclosure regarding the private placements in which units consisting of common stock and warrants were issued. Please tell us how you accounted for the warrants and shares issued to the selling agents in lieu of cash, and revise the disclosure to include the fair value of the warrants and shares issued. Also, please revise your disclosures in the statement of stockholders’ equity to state the amount of offering costs paid relating to each placement.

The common stock and warrants issued to selling agents were accounted for as a cost of raising capital. On page F-11 of Amendment No. 1 to Form SB-2 our footnote disclosure has been revised to include the fair value of the warrants and common stock issued for each placement and now discusses the accounting for these warrants as a cost of raising capital.

On page F-6 and on page F-19 to F-20 of Amendment No. 1 to Form SB-2 we have revised our statement of stockholders equity to present offering costs paid in cash and common stock related to each placement as a separate line item.

63.
We note your disclosure regarding the registration rights agreements relating to the private placements. Please expand the footnotes to disclose all of the material terms of the registration rights agreement, including the total amount of liquidated damages the company could be responsible for under the agreement. Also, please tell us how you have accounted for the liquidated damages provision. Refer to EITF 05-04 and paragraphs 14-18 of EITF 00-19. Lastly, please tell us whether the final closing of the offering occurred on April 7, 2005, and whether you have incurred any penalties to date under the registration rights agreements.

On page F-26 of Amendment No. 1 to Form SB-2 we have added disclosure that the Company is required to file a registration statement by May 28, 2005 and the failure to do so resulted in financial penalties in the amount of $16,304. These liquidated damages were computed through August 1, 2005, the date we filed our SB-2 and paid August 7, 2005. These damages were deemed immaterial at July 31, 2005, will be accounted for as a cost of raising capital, and will be charged to additional paid in capital during the quarter ended October 31, 2005.

Also on page F-26 of Amendment No. 1 to Form SB-2 we have also added disclosure that such registration statement is required to be declared effective by the Securities and Exchange Commission by October 25, 2005 and the failure to do would result in financial penalties equal to $34,989 for every 30-day period that the registration was not declared effective by the SEC.

64.
We note your disclosure on page II-3 regarding the 1,000,000 warrants issued to Trilogy Capital Partners. Please tell us how the issuance of the warrants was accounted for in the financial statements, including where the related compensation expense is recorded in the statement of operations. Also, please revise Note 5 to disclose the major terms of the warrants, along with their fair value and the major assumptions used to value them.

The services of Trilogy Capital Partners were initially considered to be investment banking in nature and the costs associated with the warrants were deemed to be a cost of raising capital and charged to additional paid-in capital. Upon further review we concluded that Trilogy Capital Partners services are investor relations in nature and charge to operations.

On page F-3 to F-7 and F-16 to F-21 of Amendment No. 1 to Form SB-2 we have revised our financial statements to reflect deferred stock-based compensation totaling $862,656 to be amortized over the one year life of the Trilogy agreement. During the year ended January 31, 2005 we amortized $123,063, of which $114,865 is associated with the Trilogy warrants, to stock based compensation expense which we have presented as a separate line item on our statement of operations. On page F-11 and F-26 we have revised our footnote disclosures accordingly.

Please see Exhibit 1 attached to this letter for an explanation of how the Trilogy warrants are valued and accounted for.

On page F-11 of Amendment No. 1 to Form SB-2 we have revised Note 5 to disclose the major terms of the warrants, along with their fair value and the major assumptions used to value them.

Note 6 - Stock Option Plan, page F-10

65.
We note your disclosure that 445,000 options had been granted subject to stockholder approval as of January 31, 2005, and similar disclosure on page 29 that 1,290,000 options had been granted subject to stockholder approval as of July 29, 2005. Please note that as discussed in paragraphs 86-87 of FIN 44, when stockholder approval must be obtained, no measurement date can be established under APB 25, unless management and the board of directors control sufficient votes to approve the plan, and as such, shareholder approval is essentially a formality. Based on your beneficial ownership disclosures on page 32, this would not appear to be the case. Accordingly, please revise your financial statements for each period to disclose that a measurement date with respect to the options granted prior to stockholder approval has not occurred, and when such measurement date does occur, compensation expense will be recorded for any excess of the fair market value on that date over the exercise price. In addition, please revise MD&A as appropriate to discuss any resulting known trends, events or uncertainties in accordance with Item 303(b)(1) of Regulation S-B.

While we initially felt it more prudent and conservative to record stock based compensation assuming shareholder approval, upon further review of paragraphs 86-87 of FIN 44, together with our beneficial ownership disclosures on page 33 we have concluded that management and the board of directors do not control sufficient votes to make shareholder approval essentially a formality and thus no measurement date can be established under APB 25.

On page F-3 to F-7 and F-16 to F-21 of Amendment No. 1 to Form SB-2 we have accordingly revised our financial statements and disclosures such that with respect to options issued subject to shareholder approval a measurement date has not occurred, and when such measurement date does occur, compensation expense will be recorded for any excess of the fair market value on that date over the exercise price. We accordingly recorded no stock based compensation expense on these options.

66.
Please tell us how you determined that no compensation expense should be recorded during the year ended January 31, 2005. We note that the range of exercise prices for your stock options is $l.25-$2.50, while the range of stock prices during the year ended January 31, 2005 was $2.75-$4.35 as disclosed on page 31. Please tell us the date of each stock option grant, and how you determined the fair value on the date of grant.

For options granted prior to July 2, 2004 we used a stock price of $0.95 per share to determine stock based compensation expense since there was no public market for the stock. The stock price of $0.95 per share was based on the private placement we closed on July 2, 2004. The private placement reflects an arms length negotiated price for unregistered common stock and the options granted are exercisable into unregistered common stock. No liquidity discount was imputed.

For options granted during the first seven months of public trading (July 2, 2004 through January 31, 2005) we continued to use the stock price of the most recent private placement to determine stock-based compensation expense. We used $0.95 per share through October 31, 2004 and $1.95 per share from November 1, 2004 to January 31, 2005. During this initial trading period the Company’s stock traded on only 35,035 shares on only 40 days out of 146 trading days. We felt that using closing stock prices on the sporadic and thinly traded over-the-counter market was not indicative of market value.

Please see Exhibit 1 “Accounting for Stock-Based Compensation Expense 2004 - 2005” which is attached to this letter for a more detailed response to your comment, including a list of options granted.

Please also refer to our response to comment 65 above regarding sock based compensation accounting treatment.

Note 8 - SpaXen Joint Venture, page F-12

67.
We note your disclosure regarding the SpaXen joint venture. Based on your disclosure, it appears that no amounts are recorded in the financial statements relating to the joint venture. Tell us how you evaluated the joint venture in accordance with FIN 46R to determine whether the joint venture is a variable interest entity, and if so, which party represents the primary beneficiary.

The SpaXen Italia, S.R.L. joint venture (“SpaXen”) was not consolidated in our financial statements because we believe our 50% partner, the Instituto Nazionale per le Mallattie Infettive Lazzaro Spallanzani (“INMI”), not Xenomics, is the primary beneficiary given (i) paragraph 5 of the Shareholders Agreement which stipulates that “any surplus found to exist following liquidation…is the exclusive property of INMI”; and (ii) paragraph 6 of the Shareholders Agreement which stipulates that any Newly Developed IP and patents thereon are the property of INMI.

Also SpaXen is managed by a 3 person Board of Directors to which the Company can only appoint one representative, Dr. L. David Tomei, which gives us a measure of oversight but it does not give us effective control.

We also believe that the SpaXen meets several exceptions to the scope of FIN 46R. First under paragraph 4(a) of FIN 46R we view SpaXen as a not-for-profit entity specifically chartered (Article 3 of its Deed of Incorporation) to only do research developing new and innovative technologies applying our diagnostic know how to the field of infectious diseases. Second, under paragraph 4(i) of FIN 46R INMI (our 50% partner, the Instituto Nazionale per le Mallattie Infettive Lazzaro Spallanzani) is an Italian governmental organization which established SpaXen in Italy. While SpaXen is not itself a governmental organization all research activity is performed at an INMI laboratory using INMI staff.

On page F-13 and F-25 of Amendment No. 1 to Form SB-2 we have expanded our disclosure regarding SpaXen.

68.	Please tell us whether your interest in the SpaXen joint venture is subject to the, repurchase right for the Xenomics technology disclosed in Note 9.

The Technology Acquisition Agreement disclosed in Note 9 of the Financial Statements is for the assignment of "Core Technology" which we believe does not include the rights to any SpaXen equity.  We believe that the Core Technology would include any improvements to the technology that SpaXen is required to license back to Xenomics and conversely the assignment of Core Technology to the inventors would be subject to licenses outstanding (including contributions of infectious testing technology to SpaXen) at the time of the exercise of the option.

Note 9 - Commitments and Contingencies, page F-12

69.
We note your disclosure regarding various employment agreements. Please tell as whether any bonus payments were earned by the executives through January 31, 2005, and if so, where the amounts are recorded in the financial statements. Also, please revise the disclosure to include the dollar amounts of bonuses that may be earned by Dr. Tomei.

No bonuses were earned by any executives under employment or consulting agreements through January 31, 2005. On page F-15 of Amendment No. 1 to Form SB-2 we have revised our disclosure to include the dollar amounts of bonuses that may be earned by Dr. Tomei upon achievement of certain development milestones.

70.
We note your disclosure regarding the incentive stock options granted to Dr. White. Please note that the terms of the option vesting schedule do not appear to be in compliance with Section 422 of the Internal Revenue Code, which limits the fair market value of options that become exercisable in each calendar year to $100,000. Accordingly, please tell us whether you intend to modify the option agreement with Dr. White, and if so, disclose the projected impact of the modification in accordance with FIN 44.

The Company does not intend to modify Dr. White’s stock option agreement. We have advised Dr. White to seek professional tax advice.

Interim Financial Statements

71.	Please revise the interim financial statements, as appropriate, to reflect revisions made to the financial statements for the year ended January 31, 2005.

We have revised our interim financial statements, as appropriate, to reflect revisions made to the financial statements for the year ended January 31, 2005.

Note 2 - Basis of Presentation, page F-18

72.
Please revise your disclosure to include a brief discussion of the basis of presentation of the interim financial statements. Under Item 310(b) of Regulation S-B, interim financial statements must include an affirmative statement to the effect that the financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. In addition, we believe that it is advisable to include a statement to the effect that interim financial statements do not include all of the disclosures required for complete financial statements prepared in accordance with generally accepted accounting principles.

On page F-22 of Amendment No. 1 to Form SB-2 we have revised Note 2 disclosure to include a brief discussion of the basis of presentation of the interim financial statements and we have included a statement that interim financial statements do not include all of the disclosures required for complete financial statements prepared in accordance with generally accepted accounting principles.

Note 4 - Stockholders’ Equity, page F-20

73.
We note your disclosure regarding the acceleration of vesting of various stock options on page 29. Based on your disclosure, it would appear that the option agreements were modified based on the determination of the compensation committee. If this is the case, a new measurement date is created on the date of modification, as discussed in paragraphs 32-34 of FlN 44. As a result, please note that if any of the named individuals terminate employment prior to the final vesting date(s) of the original award(s), you will be required to record future compensation expense based on the intrinsic value at the date of the modification, for the number of shares that would not have vested absent the modification. Please disclose the amount of intrinsic value resulting from the acceleration, and the resulting future compensation expense that will be required to be recognized if any of the named individuals terminate their employment in the future, prior to the original vesting dates. Also, consider whether similar disclosures are required in MD&A relating to known trends, events or uncertainties in accordance with Item 303(b)(1) of Regulation S-B.

We believe there was no modification requiring change to original accounting treatment because the acceleration did not “vest options which would have otherwise expired unexercised” per paragraph 36 FIN 44

Please see Exhibit 1 attached to this letter for details of each grant

74.
With respect to the option acceleration described on page 29 for Mr. Cerrone, please tell us how the compensation committee determined that his contributions for the past year were significant on May 24, 2005, given your disclosure on page 24 that he was first associated with the company in June 2005 as a consultant, and was appointed co-chairman of the board of directors in July 2005. Please tell us how you accounted for the options granted to Mr. Cerrone prior to the acceleration. We note that as a non-employee, any options granted to Mr. Cerrone would be recorded at fair value in accordance with FAS 123 and EITF 96-18, as applicable. In addition, based on the terms of the consulting agreement with Mr. Cerrone, it would appear that the services provided do not meet the exception for non-employee directors as outlined in paragraph 8 of FIN 44. Accordingly, any options granted to Mr. Cerrone after he became a director would also be accounted at fair value in accordance with FAS 123 and EITF 96-18.

The Compensation Committee took into account a number of factors in determining that Mr. Cerrone’s contributions to Xenomics during the past were significant and he was entitled to have his options accelerated. During the year preceding June 2005, Mr. Cerrone, without compensation, has assisted the Board in recruiting management, acted as an intermediary between Xenomics and the Spallanzani National Institute for Infectious Diseases in connection with the establishment of the SpaXen joint venture, assisted Xenomics in establishing its lab facilities in the U.S. and Italy, attended Board meetings as an observer at the invitation of the Board and introduced Xenomics to various parties with whom Xenomics many enter into strategic relationships with in the future.

We agree that as a non-employee, any options granted to Mr. Cerrone would be recorded at fair value in accordance with FAS 123 and EITF 96-18. In addition, based on the terms of the consulting agreement with Mr. Cerrone, it would appear that the services provided do not meet the exception for non-employee directors as outlined in paragraph 8 of FIN 44. However, Mr. Cerrone’s options were issued subject to shareholder approval and therefore a measurement date has not occurred. When such measurement date does occur, compensation expense will be recorded for any excess of the fair market value on that date over the exercise price. We accordingly recorded no stock based compensation expense on these options to date.

Please see Exhibit 1 attached to this letter for more details regarding this accounting treatment.

75.
Please clarify whether Dr. Tomei serves as an employee or as a consultant, as stated on page P-12. If Dr. Tomei is a consultant rather than an employee, we believe that his stock option grants should also be accounted for under FAS 123 and EITF 96-18, rather than APB 25.

On page F-15 of Amendment No. 1 to Form SB-2 we have clarified that Dr. Tomei is a consultant to the Company. We agree that as a non-employee, any options granted to Dr. Tomei would be recorded at fair value in accordance with FAS 123 and EITF 96-18. However, Dr. Tomei’s 2005 options were also issued subject to shareholder approval and therefore a measurement date has not occurred. When such measurement date does occur, compensation expense will be recorded for any excess of the fair market value on that date over the exercise price. We accordingly recorded no stock based compensation expense on these 2005 options to date.

Please see Exhibit 1 attached to this letter for more details regarding this accounting treatment.

Subsequent Events

76.
We note your disclosure on page 37 regarding the consulting agreement with Mr. Cerrone. Please revise the financial statements to include appropriate disclosures regarding this commitment, including the base compensation, signing bonus and performance bonus provisions specified in Section 4 of the agreement.

On page F-25 of Amendment No. 1 to Form SB-2 we have added appropriate disclosures regarding Mr. Cerrone’s consulting agreement.

77.	Please provide updated disclosures regarding the status of the SpaXen joint venture for subsequent developments as discussed on pages 20-21.

On page F-25 of Amendment No. 1 to Form SB-2 we have updated our disclosure regarding the status of the SpaXen joint venture.

78.
We note your disclosure of the Series A convertible preferred stock on pages 16 and 38. Please revise the financial statements to disclose the material terms of this issuance, including the dividends, conversion rights, and liquidation preferences of the Series A preferred stock. In addition, please disclose the amount allocated to the Series A preferred stock and the warrants based on their relative fair values in accordance with paragraph 16 of APB 14, and any beneficial conversion feature in accordance with EITF 98-5.

On page F-24 of Amendment No. 1 to Form SB-2 we have included a discussion of the material terms of the Series A Convertible Preferred Stock and have disclosed the amount allocated to the Series A Convertible Preferred Stock and the warrants based on their relative fair values.

Item 26. Recent Sales of Unregistered Securities

79.
Disclose the facts supporting your reliance upon Section 4(2), Rule 504 and Rule 506 as an exemption for these transactions, including any information requirements and the prohibition against general solicitation, as required by Item 701(d) of Regulation S-B.

On pages II-2 - II-3 of Amendment No. 1 to Form SB-2 we have disclosed the facts supporting our reliance upon Section 4(2), Rule 504 and Rule 506.

80.	We are unable to locate the Item 701 information for the shares issued in the exchange with the Xenomics Sub shareholders.

On page II-3 of Amendment No. 1 to Form SB-2 we have added the Item 701 information for the shares issued in exchange with the Xenomics Sub shareholders.

Item 27. Exhibits

81.
Revise your legality opinion to indicate that the opinion opines upon Florida law including the statutory provisions, all applicable provisions of the Florida Constitution and all reported judicial decisions interpreting those laws.

We have revised our legal opinion to indicate that the opinion opines upon Florida law.

82.
Exhibits 10.6 and 10.8 are incorporated by reference from exhibits 99.2 and 99.3 to a Form 8-K filed July 19, 2004. Please confirm these references. In addition, we are unable to locate exhibit 10.5 as incorporated to exhibit 2.4 to the Form 8-K filed July 19, 2004.

In the Exhibit table we have amended Exhibits 10.6 and 10.8 so that the cross-references are now correct. Exhibit 10.5 is incorporated by reference from Exhibit 2.4 to the Form 8-K filed July 19, 2004. Unfortunately Exhibit 2.4 to the Form 8-K filed July 19, 2004 is listed on EDGAR as Exhibit 24. When you click into Exhibit 24, the header of such document says Exhibit 2.4. We believe there is limited confusion regarding this issue because investors clicking into the Form 8-K filed July 19, 2004 will see the list of exhibits and Exhibit 24 falls between Exhibit 2.3 and Exhibit 2.5.

83.	The SpaXen joint venture agreement does not appear to have been filed.

A SpaXen joint venture agreement does not exist. There is a Shareholders Agreement between the Company and the National Institute of Infectious Diseases “Lazzaro Spallanzani” dated April 7, 2004 which is incorporated by reference to exhibit 10.15 to the Company’s Annual Report on Form 10-KSB filed on May 17, 2005. In addition on June 28, 2005, the Company, SpaXen and the Spallanzani National Institute for Infectious Diseases entered into a license agreement. We have not filed the license agreement because we do not believe it is a material contract of the Company.

34 Act Reports

84.	Please amend your Form 10-KSB for the year ended January 31, 2005 and all subsequent periodic reports in accordance with the above comments.

Concurrently herewith we have amended our Form 10-KSB for the year ended January 31, 2005 and our Form 10-QSB for the quarter ended July 31, 2005.

Very truly yours,

Jeffrey J. Fessler

Exhibit 1
Memorandum

Accounting for Stock-Based Compensation Expense 2004 - 2005

On July 2, 2004 Xenomics completed a private placement of 2,645,210 shares of our common stock for aggregate proceeds of $2,512,950, or $0.95 per share. The sale was made to 17 accredited investors.

On January 28, 2005, the Company closed a private placement of 1,470,718 shares of common stock and 367,681 warrants sold as a unit (the "Units") at a price of $1.95 per Unit for aggregate proceeds of approximately $2.9 million. Each Unit consisted of one share of common stock and a warrant to purchase one quarter share of common stock. The warrants are immediately exercisable at $2.95 per share

Stock price and trading history:

First day publicly traded	July 2, 2004
First day of trading:	July 27, 2004
Closing price 7/27/04	$0.03

Shares traded 7/2/04 to 1/31/05	35,035
Number of trading days this period	146
Number of days the stock traded	40 (27%, a little more than one a week)
Average volume per day traded	876 shares
Closing price January 31, 2005	$4.00

Shares traded 2/1/05 to 4/30/05	361,200
Number of trading days this period	62
Number of days traded	29 (47%, less than half the time)
Average volume per day traded	12,455 shares
Closing price April 30, 2005	$2.61

Shares trade 5/1 to 7/31/05	2,308,700
Number of trading days this period	63
Number of days stock traded	61(97%, almost every day)
Average volume per day traded	37,848
Closing price July 31, 2005	$2.50

Stock-based compensation - Options (see Table 1. below)

For options granted prior to July 2, 2004 (no public market) we used a stock price of $0.95 per share to determine stock based compensation expense. This was based on the private placement we closed on July 2, 2004. The private placement reflects an arms length negotiated price for unregistered common stock and the options granted are exercisable into unregistered common stock. No liquidity discount was imputed.

For options granted during the first seven months of public trading (July 2, 2004 through January 31, 2005) we continued to use the stock price the most recent private placement price to determine stock-based compensation $0.95 through October 31, 2004 and $1.95 from November 1, 2004 to January 31, 2005. We felt the closing stock price on the thinly traded over-the-counter market was not indicative of market value.

Subsequent to January 31, 2005, as the stock trading volume began to increase, we used the stock price on the day options were granted to compute stock based compensation expense. It is important to note that by July 31, 2005 the publicly traded price, discounted for liquidity converged on the January 28, 2005 private placement price.

Table 1. Option grants
Option Holder Name	Grant Date	Stock Price	Exercise Price	Granted	Fair Value	Intrinsic Value	Status

Hovsep Melkonyan	06/24/2004	$0.95	$1.25	675,000	$10,732	$0	EE/Director
L. David Tomei	06/24/2004	$0.95	$1.25	1,012,500	$16,099	$0	Consultant
Gabriele M. Cerrone	06/24/2004	$0.95	$1.25	1,050,000	$16,695	$0	Consultant
Samuil Umansky	06/24/2004	$0.95	$1.25	1,012,500	$16,099	$0	EE/Director
V. Randy White	09/13/2004	$0.95	$2.25	1,250,000	$738,410	$0	EE/Director
				5,000,000
V. Randy White	09/13/2004	$0.95	$2.25	175,000	103,377	$0	EE/Director
Donald Picker	09/20/2004	$0.95	$1.25	75,000	$57,594	$0	EE/Director
Natalie Cooper	11/29/2004	$1.95	$2.50	5,000	$7,007	$0	EE/Director
Annie Picinich	12/06/2004	$1.95	$2.50	10,000	$14,014	$0	EE/Director
Vladimir Scheinker	12/06/2004	$1.95	$2.50	12,000	$16,817	$0	EE/Director
Eugene Shekhtman	12/09/2004	$1.95	$2.50	12,000	$16,817	$0	EE/Director
Eric Meyer	01/03/2005	$1.95	$2.50	12,000	$16,817	$0	EE/Director
Elysia Preston	01/04/2005	$1.95	$2.50	9,000	$12,613	$0	EE/Director
Bernard Denoyer	01/14/2005	$1.95	$2.50	75,000	$105,104	$0	EE/Director
David Ladner	01/31/2005	$1.95	$2.50	60,000	$84,083	$0	EE/Director
				445,000
Total grants FYE	01/31/2005			5,445,000	$32,793

Trilogy Warrant	12/13/2004	$1.95	$2.95	1,000,000	$862,656		Consultant

Gary Jacob	03/21/2005	$2.55	$1.25	50,000	$113,642	$65,000	EE/Director

L. David Tomei	05/24/2005	$2.95	$2.50	255,000	$580,879		Consultant
Gabriele M. Cerrone	05/24/2005	$2.95	$2.50	240,000	$546,710		Consultant
Samuil Umansky	05/24/2005	$2.95	$2.50	225,000	$512,540	$101,250	EE/Director
Hovsep Melkonyan	05/24/2005	$2.95	$2.50	75,000	$170,847	$33,750	EE/Director

Trilogy Warrant Accounting:

On December 13, 2004 Xenomics entered into a letter of engagement (the “Agreement”) with Trilogy Capital Partners, Inc. (“Trilogy”). The term of the Agreement is for twelve months to provide marketing and financial public relations services. Trilogy will assume the responsibilities of an “Investor Relations Officer” and Xenomics will pay Trilogy $10,000 per month under the Agreement. Pursuant to the Agreement, Xenomics issued warrants to Trilogy to purchase 1,000,000 shares of common stock of Xenomics at an exercise price of $2.95 per share (the “Warrants”). The Warrants issued to Trilogy are exercisable upon issuance and expire on December 13, 2007.

The Fair Value of the Warrants using the Black-Scholes methodology, assuming a stock price of $1.95 per share, consistent with rationale used for options, results in $862,656 of stock based compensation. Because of the size of the Warrants (1,000,000 shares) we feel that using a stock price determined at arms length in a private financing of comparable size (e.g. January 28 2005 - 1,470,718 shares) is more indicative of the fair market value of the company’s stock.

Exhibit 2. Pro-forma Balance Sheet

Xenomics Sub
Balance Sheet Proforma Pre and Post Recapitalization

Unaudited

									Deficit
								Deferred	Accumulated
								Unamortized	During	Total
		Other		Common Stock		Treasury	Additional	Stock-based	Development	Stockholders'
	Cash	Assets	Liabilities	Shares (1)	Par Value	Shares	Paid in Capital	Compensation	Stage	Equity

Balances July 1, 2004 (pre recapitalization)	$339	$2,161	$2,820	229,548,000	$22,955	$0	$1,757,955	($32,350)	($1,748,880)	($320)

Private Placement common stock (2)	2,512,950			2,645,210	265		2,512,685			2,512,950
Redeemed shares from Panetta Partners, Ltd (3)	(500,000)			(218,862,474)	(21,886)		(478,114)			(500,000)
Cost associated with recapitalization	(308,060)						(308,060)			(308,060)
Share exchange with Xenomics Founders (4)				2,258,001	226		(226)			0
Issuance of treasury shares to escrow				350,000	35	(35)				0
Balances July 2, 2004 (post recapitalization)	$1,705,228	$2,161	$2,820	15,938,737	$1,595	($35)	$3,484,240	($32,350)	($1,748,880)	$1,704,570

(1)	All share amounts reflect the split our stock outstanding 111 for 1 (effective July 26, 2004).

(2)
On July 2, 2004 we completed a private placement of 2,645,210 shares of our common stock for aggregate proceeds of $2,512,950, or $0.95 per share. The sale was made to 17 accredited investors directly by us without any general solicitation or broker and thus no finder’s fees were paid.

(3)	Redeemed 1,971,734 pre-split shares (the equivalent of 218,862,474 post-split shares) from Panetta Partners Ltd., a principal shareholder at the time, for $500,000 or $0.0023 per share.

(4)
On July 2, 2004, we acquired Xenomics, an unaffiliated California corporation (“Xenomics Sub”) by issuing 2,258,001 shares of our common stock to Xenomics Subs’ five shareholders in exchange for all outstanding shares of Xenomics Sub stock (the "Exchange"). Xenomics Sub was formed on August 4, 1994. For accounting purposes, the acquisition has been treated as an acquisition of Used Kar Parts, Inc. by Xenomics Sub and as such a recapitalization of Xenomics Sub. Accordingly, the historical financial statements from inception on August 4, 1999 to July 2, 2004 are those of Xenomics Sub.